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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clark R. Gaulke (414) 475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public State of Wisconsin
My commission expires April 24, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUABLE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2008

TABLE OF CONTENTS

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

We have audited the accompanying balance sheet of Equable Securities Corporation, a wholly owned subsidiary of Equity Enterprises, Inc., as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equable Securities Corporation at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner + Benton LLP

February 6, 2009
Milwaukee, Wisconsin

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Balance Sheet
December 31, 2008

ASSETS

Current Assets:		
Cash and equivalents	$	430,282
Commissions receivable		1,242
Other receivables		445
Prepaid expenses		2,542
Total current assets		434,511
Property and Equipment:		
Furniture and equipment		211,934
Leasehold improvements		49,335
Total property and equipment		261,269
Accumulated depreciation		217,440
Net book value		43,829
Total assets	$	478,340

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	23,846
Accrued retirement plan contribution		80,349
Payable to parent company		4,294
Federal income tax payable		4,892
State income tax payable		745
Accrued real estate tax		13,322
Total current liabilities		127,448
Deferred income tax payable		6,645
Total liabilities		134,093
Stockholder's Equity:		
Common stock		16,000
Retained earnings		328,247
Total stockholder's equity		344,247
Total liabilities and stockholder's equity	$	478,340

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Income
Year Ending December 31, 2008

Income:		
Commission income	$	2,468,444
Interest income		9,530
Other income		35,348
Total income		2,513,322
Expenses:		
Commissions		1,269,755
Selling and administrative expenses		798,862
Management fees		312,260
Occupancy expense		98,065
Depreciation expense		7,685
Total expenses		2,486,627
Net income before taxes		26,695
Provision for income tax		6,728
Net income	$	19,967

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	16,000	408,280	424,280
Cash dividend to parent company	-	(100,000)	(100,000)
2008 net income	-	19,967	19,967
Balance, December 31, 2008	$ 16,000	$ 328,247	$ 344,247

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2008

Cash Flows from Operating Activities:		
Net income	$	19,967
Depreciation and amortization		7,685
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		917
Other receivables		(27)
Prepaid expenses		(1,673)
Refundable income taxes		1,890
Accounts payable		(4,755)
Commissions payable		(14,487)
Accrued retirement plan contribution		(26,791)
Payable to parent company		(10,465)
Federal income tax payable		(11,858)
State income tax payable		745
Deferred income tax payable		(799)
Accrued real estate tax		176
Net cash used by operating activities		(39,475)
Cash Flows from Investing Activities:		
Purchase of furniture, fixtures & equipment		(1,686)
Net cash used for investing activities		(1,686)
Cash Flows from Financing Activities:		
Dividend paid to parent company		(100,000)
Increase (decrease) in cash and equivalents		(141,161)
Cash and equivalents, beginning of year		571,443
Cash and equivalents, end of year	$	430,282

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2008

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed in Wisconsin on March 2, 1977. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States for behalf of customers principally in Southeastern Wisconsin. The company is a wholly-owned subsidiary of Equity Enterprises, Inc ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts, money market accounts, and short-term investments with a maturity at the date of acquisition of three months or less.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to that firm. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2008, no allowance for doubtful accounts is provided as all receivables are considered collectible.

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $4,764 for the year ended December 31, 2008.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2008.

Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of its parent company. The parent company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes.

In accordance with generally accepted accounting principles, the Company has deferred the implementation of Financial Accounting Standards Board Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. The interpretation requires additional disclosures on uncertain tax positions that may have been taken by the Company. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company does not anticipate that the eventual implementation of FIN No. 48 will have a material effect on its financial statements or note disclosures.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital and required net capital were $304,047 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par Per Share	50,000 shares	16,000 shares

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2008. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company records deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes. The provision for income taxes consists of the following components:

Current	$	7,527
Deferred		(799)
	$	6,728

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used to record depreciation expense for income tax reporting purposes.

6. Related Party Activity

Equable Securities Corporation shares office space with its parent company under a month-to-month lease arrangement with the parent company's sole shareholder. Total lease expense was $74,100 for the year ended December 31, 2008.

Common expenses are allocated between the Company and its parent company based upon a written agreement. In 2008, Equable Securities Corporation was responsible for 95% of the common expenses.

The Company also has a management agreement with the parent company. Under this agreement, the Company is provided certain management and administrative services by personnel of the parent company.

6. Related Party Activity (continued)

During the term of the agreement, the parent company will receive a monthly management fee equal to 12% of the Company's gross revenues for the previous month. Total management fee expense for 2008 was $312,260.

7. 401(k) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's total contribution for the year ended December 31, 2008 was $122,081.

8. Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

9. Concentrations

The Company maintains its cash balances at three affiliated financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2008

Aggregate Indebtedness		
Accrued expenses	$	122,409
Payable to affiliate		4,294
State income tax payable		745
Total Aggregate Indebtedness	$	127,448
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,496
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	344,247
Add:		
Deferred tax liability related to property and equipment not allowable for net capital purposes		6,645
Deductions:		
Non-allowable accounts receivable		(474)
Other assets		(2,542)
Net property and equipment		(43,829)
Net Capital		304,047
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	254,047
Ratio of aggregate indebtedness to net capital		0.42 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	304,047

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

RPB **Reilly, Penner & Benton LLP**
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

Independent Auditors' Report on Internal Control

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

In planning and performing our audit of the financial statements of Equable Securities Corporation, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Equable Securities Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 6, 2009
Milwaukee, Wisconsin

EQUABLE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2008